UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                                                 SEC FILE NUMBER
                                                                       000-09881

                                                                    CUSIP NUMBER
                                                                       82312B106

(Check one): |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q
             |_| Form N-SAR |_| Form N-CSR

             For Period Ended: December 31, 2004

             |_|     Transition Report on Form 10-K
             |_|     Transition Report on Form 20-F
             |_|     Transition Report on Form 11-K
             |_|     Transition Report on Form 10-Q
             |_|     Transition Report on Form N-SAR
             For the Transition Period Ended: __________________________________

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PART I -- REGISTRANT INFORMATION

                      SHENANDOAH TELECOMMUNICATIONS COMPANY
                             Full Name of Registrant

                                500 Shentel Way,
            Address of Principal Executive Office (Street and Number)

                               Edinburg, VA 22824
                            City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     |      (a)   The reason described in reasonable detail in Part III of this
     |            form could not be eliminated without unreasonable effort or
     |            expense
     |
     |      (b)   The subject annual report, semi-annual report, transition
     |            report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
|X|  |            N-CSR, or portion thereof, will be filed on or before the
     |            fifteenth calendar day following the prescribed due date; or
     |            the subject quarterly report or transition report on Form
     |            10-Q, or portion thereof, will be filed on or before the fifth
     |            calendar day following the prescribed due date; and
     |
     |      (c)   The accountant's statement or other exhibit required by Rule
     |            12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and rules of the Securities and Exchange Commission thereunder, management of the Company has engaged in an assessment of the Company's internal control over financial reporting. In connection with management's assessment, the Company has recently furnished certain documentation to the Company's independent registered public accounting firm. Because the date on which the Company furnished such documentation has not enabled the Company's independent registered public accounting firm to complete its review and testing of such documentation and the independent registered public accounting firm has requested additional documentation, the Company's independent registered public accounting firm will not be able to issue its audit report on the Company's consolidated financial statements for the year ended December 31, 2004 by March 16, 2005. As a result, the Company is unable to file its Annual Report on Form 10-K for the year ended December 31, 2004 within the time period prescribed for such report without unreasonable effort or expense. A statement from the Company's independent registered public accounting firm with respect to these matters is furnished as
Exhibit 1 to this form.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Earle MacKenzie                                 540             984-4141
--------------------------------------    --------------   ---------------------
(Name)                                      (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes |X| No |_|

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes |X| No |_|

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         On February 23, 2005, the Company announced its financial results for its fourth quarter and fiscal year ended December 31, 2004, a copy of the press release was furnished as Exhibit 99.1 to the Current Report on Form 8-K filed on February 24, 2005. The Company anticipates that the financial results for the year and quarter ended December 31, 2004 will be as reflected in such press release. As previously announced, for the year ended December 31, 2004, income from continuing operations was

$10.2 million or $1.34 per diluted share, compared to $9.8 million or $1.28 per diluted share in 2003. The Company's total revenues for 2004 were $121.0 million, compared to $105.6 million in 2003, an increase of $15.4 million or 14.5%. The Company's revenue growth was primarily driven by its PCS business. Operating income for 2004 was $19.6 million, an increase of $1.0 million or 5.4% from 2003. The increase is primarily a result of continued growth in PCS operations offset by the adjustments recorded in the fourth quarter 2003.

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                      Shenandoah Telecommunications Company
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2005                      By /s/ Earle Mackenzie
                                                 ------------------------
                                                 Earle Mackenzie
                                                 Executive Vice President